

Anita (Darden) Gardyne

Co-Founder & CEO, Oneva

San Francisco Bay Area

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Oneva



UC Berkeley

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500+ connections

Proven Chief Executive Officer building a patented enterprise grade in home services platform. Mentored by Fred Thiele, Microsoft GM Benefits and Team to design and operate a mobile responsive PAAS. Visionary Skilled in Fund Raising, Collaborating, Negotiating, Business Planning, Enterprise Sal...

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Experience

Co-Founder and CEO

Oneva

Mar 2013 – Present • 5 yrs 3 mos

Oakland, CA

Co-Founder and CEO, Oneva, Inc. responsible for achieving enterprise traction, creating lots of good paying jobs, creating and leading an Advisory and working team to design and build an enterprise wellness company, sign a contract with a Seattle based Fortune 50, raise capital, design and execute a proprietary software platform, and scale to thousands of customers while being recognized by PBS News Hour, Fortune, SJ Mercury News, Rainbow Push, SF Chronicle, NVCA, Mother Jones and others.

Media (1)

Oneva's Caregivers Passed an FBI Background Check



University of Ca, Berk

Director of Finance

University of Ca, Berk

Dec 2002 – Dec 2003 • 1 yr 1 mo

BAS Director of Finance responsible for leading the division's $300M+ budgeting process, fund and account management, transfer price review and concurrence, introduction of business case reviews, and variance reporting for BAS' 19 departments. Also led and/or participated in

various senior level committees such as BAS Executive Staff, the Chancellor's Athletics' Advisory Committee, the Controller's campus-wide policy review team, and Balanced Scorecard team. Created and led the BAS Financial Managers team. Directly supervised two and indirectly supervised 15.



Quantum Corp

Director Financial Planning and Analysis
Quantum Corp
Mar 2000 – Feb 2001 • 1 yr

Supervised twelve managers, analysts and consultants with responsibility for the financial operations of the Desktop Storage Division ($4B) including business planning, forecasting, business case analysis, senior management reporting, external audit reviews, management of reserves including inventory, write-offs, etc, lead finance participation in supply demand decisions, revenue, cost and market analysis.



Levi Strauss & Co.

Manager Planning and Performance
Levi Strauss & Co.
Mar 1999 – Mar 2000 • 1 yr 1 mo

Supervised three subordinates with responsibility for the America's President's staff responsible for developing and introducing reporting performance metrics via a Balanced Scorecard. Performed variance analysis, and ran the annual and long term planning processes for US brands and the Americas. Performed market, consumer, and channel analysis.



IDG Channel Services Group

Director Finance
IDG Channel Services Group
Mar 1998 – Mar 1999 • 1 yr 1 mo

Reported to the CEO for a start-up publishing and web company ($12M and 44 FTE). Supervised four with responsibility for company-wide finance, accounting, IT, and HR. Created and presented plan, actual and forecast financial and market results to senior management and the Board, performed pricing, valuation, payback, and other analysis. Developed sales compensation and senior management incentive plans. A/R, A/P, billing, and credit oversight. As IT head, was responsible for company-wide IT management including oversight of six servers (distributed across three locations on both coasts), 40+ desktops, and support of the web site development effort. Participated in web design, performed initial web feasibility analysis, and developed the web P&L, including banner ad and other pricing.

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Education



UC Berkeley

UC Berkeley
BA, Economics and "Economics in the Black Community"
1980 – 1988



University of California, Berkeley - Walter A. Haas School of Business

University of California, Berkeley - Walter A. Haas School of Business
mba, finance and accounting
1980 – 1988

Volunteer Experience



Bay Area Girl Scout

Board Member
Bay Area Girl Scout
Children

Skills & Endorsements

Leadership · 45
Endorsed by **Rod Stanley, who is highly skilled**

at this   Endorsed by **2 of Anita's colleagues at AT&T**

Start-ups · 41

 Endorsed by **Robert Kohler and 2 others who are highly skilled at this**

Management · 40

 Endorsed by **6 people who know Management**

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